Filed Pursuant to Rule 424(b)(3)

Registration No. 333-258306

PROSPECTUS SUPPLEMENT NO. 2

(to Prospectus dated April 6, 2022)

Lordstown Motors Corp.

35,144,690 Shares of Class A Common Stock

This prospectus supplement supplements the prospectus dated April 6, 2022 (as amended and supplemented from time to time, the “Prospectus”), which forms a part of our registration statement on Form S-l (No. 333-258306). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on May 11, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale of up to 35,144,690 shares of our Class A common stock, $0.0001 par value per share (“Class A common stock”), by YA II PN, LTD., a Cayman Islands exempt limited partnership (the “Selling Stockholder”). The shares of Class A common stock being offered by the Selling Stockholder have been and may be issued pursuant to the Equity Purchase Agreement dated July 23, 2021 that we entered into with the Selling Stockholder (the “Purchase Agreement”). We are not selling any securities under the Prospectus or this prospectus supplement and will not receive any of the proceeds from the sale of our Class A common stock by the Selling Stockholder. However, we may receive up to $400.0 million in aggregate gross proceeds from sales of our Class A common stock to the Selling Stockholder that we may make under the Purchase Agreement from time to time. See the sections of the Prospectus titled “The YA Transaction” for a description of the transaction contemplated by the Purchase Agreement and “Selling Stockholder” for additional information regarding the Selling Stockholder.

The Selling Stockholder may sell the shares of Class A common stock included in the Prospectus and this prospectus supplement in a number of different ways and at varying prices. We provide more information about how the Selling Stockholder may sell the shares in the section of the Prospectus entitled “Plan of Distribution.” The Selling Stockholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended.

Our Class A common stock is listed on the Nasdaq Global Select Market under the symbol “RIDE.” On May 10, 2022, the closing price of our Class A common stock was $1.67 per share.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 4 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 11, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 11, 2022

LORDSTOWN MOTORS CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-38821	83-2533239
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2300 Hallock Young Road

Lordstown, Ohio 44481

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (234) 285-4001

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	RIDE	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On May 11, 2022, Lordstown Motors Corp. (the “Company”) closed the transactions contemplated by the asset purchase agreement with Foxconn EV Technology, Inc., an Ohio corporation and an affiliate of Hon Hai Technology Group (“HHTG”; either HHTG or applicable affiliates of HHTG are referred to herein as “Foxconn”), dated November 10, 2021 (the “Asset Purchase Agreement” or “APA” and the closing of the transactions contemplated thereby, the “APA Closing”).

Pursuant to the Asset Purchase Agreement, Foxconn purchased the Company’s manufacturing facility located in Lordstown, Ohio for $230 million and a reimbursement payment for certain operating and expansion costs incurred by the Company from September 1, 2021 until closing. Foxconn had made down payments of the purchase price totaling $200 million through April 15, 2022, and the $30 million balance of the purchase price and a reimbursement payment of approximately $27.5 million became due at closing. Under the terms of the Asset Purchase Agreement, the reimbursement costs were an estimate and will be finalized over a review period after closing. Pro forma for the closing of the APA, the Company would have had cash and cash equivalents in excess of $300 million at March 31, 2022.

The Company continues to own its hub motor assembly line, as well as its battery module and pack line assets, certain intellectual property rights and other excluded assets. The Company has outsourced all of the manufacturing of the Endurance to Foxconn in connection with the sale of the Lordstown facility and Foxconn will also operate the assets the Company continues to own in the facility under the Contract Manufacturing Agreement (defined below) entered into by the parties as a condition to closing and described below. Foxconn will employ approximately 400 former Company employees in connection with the Contract Manufacturing Agreement activities. Approximately 250 employees, primarily in engineering, testing and validation, along with corporate staff, will remain with the Company.

The Company and Foxconn also entered into a lease pursuant to which the Company will lease space located at the Lordstown, Ohio facility from Foxconn for its Ohio-based employees for a term equal to the duration of the Contract Manufacturing Agreement plus 30 days.

As provided by the Asset Purchase Agreement, at closing, the Company issued warrants to Foxconn that are exercisable until May 11, 2025 for 1.7 million shares of the Company’s Class A common stock at an exercise price of $10.50 per share. As previously disclosed, prior to and in expectation of entering into the Asset Purchase Agreement, Foxconn purchased 7.2 million shares of Class A common stock for approximately $50.0 million in October 2021.

Contract Manufacturing Agreement

On May 11, 2022, Lordstown EV Corporation, a Delaware corporation and wholly-owned subsidiary of the Company (“Lordstown EV”), and Foxconn entered into a Manufacturing Supply Agreement (the “Contract Manufacturing Agreement”), in connection with the APA Closing. The Company will continue to own certain assets in the Lordstown facility, principally the hub motor and battery module and pack lines and tooling specific to the Endurance. However, Foxconn will operate and generally be responsible for the equipment under its control.

Pursuant to the Contract Manufacturing Agreement, Foxconn will (i) manufacture the Endurance at the Lordstown facility, (ii) following a transition period, procure components for the manufacture and assembly of the Endurance, subject to sourcing specifications provided by Lordstown EV, and (iii) provide certain post-delivery services.

Foxconn will use commercially reasonable efforts to assist with reducing component and logistics costs, and otherwise improving the commercial terms of procurement with suppliers, and the parties will work together to reduce the overall bill of materials cost of the Endurance. Foxconn will conduct testing in accordance with test procedures established by Lordstown EV and Lordstown EV is responsible for all motor vehicle law compliance and reporting. The Contract Manufacturing Agreement also allocates responsibility between the parties for other matters, including component defects, quality assurance and warranties of manufacturing and design. Foxconn will invoice Lordstown EV for a per vehicle fee, as well as component and other costs owed under the agreement. Production volume and scheduling are based upon rolling weekly forecasts provided by Lordstown EV that are generally binding only for a twelve-week period, with some ability to vary the quantities of vehicle type. The term of the Contract Manufacturing Agreement will begin on May 11, 2022 and continue for an initial term of 18 months plus a 12 month notice period in the event either party seeks to terminate the agreement. In the event neither party terminates the agreement following the initial term, it will continue on a month-to-month basis unless terminated upon 12 months’ prior notice. The Contract Manufacturing Agreement can also be terminated by either party due to a material breach of the agreement and will terminate immediately upon the occurrence of any bankruptcy event.

The foregoing description of the Contract Manufacturing Agreement is qualified in its entirety by reference to the full text of the Contract Manufacturing Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and incorporated by reference herein.

Joint Venture Agreement

In connection with the APA Closing, on May 11, 2022, Lordstown and Foxconn entered into a Limited Liability Company Agreement (the “Joint Venture Agreement”) and filed a Certificate of Formation to form MIH EV Design LLC, a Delaware limited liability company (the “LLC”), as a joint venture to design, develop, test and industrialize all-electric commercial vehicles (“EC Vehicles”). Foxconn has committed $100 million to the LLC, consisting of $55 million of direct capital contributions and a $45 million loan to Lordstown EV pursuant to the Notes (as defined below), the proceeds of which will be used to fund Lordstown EV’s capital contributions to the LLC. Initially, Foxconn will have an ownership interest in the LLC of 55% and Lordstown EV will have a 45% interest. The Joint Venture Agreement provides for the grant of a license to the LLC to use certain intellectual property relating to certain Foxconn MIH-based vehicle designs (the “FX IP”) to develop EC Vehicles, with the LLC owning all intellectual property rights it develops (other than the FX IP). In addition, the LLC will grant an exclusive license of all intellectual property owned by the LLC relating to any EC Vehicle designed by the LLC to Lordstown EV, for use in the North American commercial market, and to Foxconn, for use outside of North America, each subject to customary and reasonable licensing fees.

The LLC will be overseen by a five-person management board with Foxconn initially having the right to appoint three members and Lordstown EV initially having the right to appoint two members. Certain major decisions, including, but not limited to, the approval of budgets, raising additional equity, incurring third party indebtedness, mergers, related party transactions, dissolution and increases in the size of the management board, will require the consent of at least one member of the management board appointed by Lordstown EV for so long as Lordstown EV owns at least a 30% ownership percentage in the LLC. Other than with respect to certain customary permitted transfers, neither Lordstown EV nor Foxconn is permitted to transfer its interest in the LLC for a period of three years following the formation of the LLC and, thereafter, each party has a right of first refusal and a tag-along right with respect any proposed transfer by the other party.

The foregoing description of the Joint Venture Agreement is qualified in its entirety by reference to the full text of the Joint Venture Agreement, a copy of which is attached hereto as Exhibit 10.2, and which is incorporated herein in its entirety by reference.

Note, Guaranty and Security Agreements

The Joint Venture Agreement provides that Lordstown EV, as the issuer, Lordstown EV Sales LLC and the Company, as guarantors (collectively, the “Note Parties”), will enter into note, guaranty and security agreements (the “Notes”) with Foxconn, as the payee, pursuant to which Foxconn will make term loans to Lordstown EV in an aggregate original amount not to exceed $45 million. To secure its obligations under each Note, Lordstown EV will grant to Foxconn a security interest in (i) all of Lordstown EV’s equity interests in the LLC, and (ii) personal property constituting the hub motor assembly lines, battery module assembly lines and battery pack assembly lines. Lordstown EV may use the funds only to fund Lordstown EV’s capital commitment of $45 million pursuant to the Joint Venture Agreement.

Each outstanding Note will accrue interest at a rate of 7.0% per annum, to be paid-in-kind, and is due on the earlier of (i) the first anniversary of issuance and (ii) December 31, 2025, unless earlier terminated in the event of a default. Pursuant to the Joint Venture Agreement, each Note maturing before December 31, 2025 will be refinanced by Foxconn with a new Note in the principal amount equal to the outstanding principal amount of the refinanced Note, plus accrued and unpaid interest thereon, and will have terms otherwise substantively identical to the terms of the refinanced Note. As a result, it is not expected, absent a default, that any amounts will become due under the Notes prior to December 31, 2025. Events of default include, among other things, the breach of certain covenants or representations, defaults under other loans or obligations, involvement in bankruptcy proceedings, an occurrence of a change of control or the loss of any material collateral (as such terms are defined in the Notes). Each Note will contain negative covenants which, while in effect, restrict the Note Parties from, among other things, incurring certain types of other debt (subject to various baskets), making certain expenditures or investments, any mergers or other fundamental changes, or changing the character of the Note Parties’ businesses.

Each Note and all accrued but unpaid interest thereon may be prepaid, in whole or in part, at any time or from time to time, without any penalty or premium. Lordstown EV will be required to prepay each Note and all accrued but unpaid interest thereon with proceeds received upon distributions from the LLC or cash proceeds of certain asset dispositions.

The foregoing description of the Notes is qualified in its entirety by reference to the full text of the form of Note, a copy of which is filed as Exhibit 10.3 to this Current Report on Form 8-K and incorporated by reference herein.

Item 2.01 Completion of Acquisition or Disposition of Assets.

The information set forth under Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 2.01.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth under Item 1.01 of this Current Report on Form 8-K is incorporated by reference into this Item 2.03.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit
Number	Description
10.1*	Manufacturing Supply Agreement, dated May 11, 2022, between Lordstown EV Corporation and Foxconn EV System LLC

10.2	Limited Liability Company Agreement of MIH EV Design LLC, dated May 11, 2022, among MIH EV Design, LLC, Foxconn EV Technology, Inc. and Lordstown EV Corporation

10.3	Form of Note, Guaranty and Security Agreement, among Lordstown EV Corporation, Lordstown EV Sales LLC, Lordstown Motors Corp. and Foxconn EV Technology, Inc.

104	Cover Page Interactive Data File (formatted as inline XBRL)

*	Certain portions of this exhibit (indicated by “[***]”) have been redacted pursuant to Regulation S-K, Item 601(b)(10)(iv).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LORDSTOWN MOTORS CORP.

	By:	/s/ Adam Kroll
	Name:	Adam Kroll
	Title:	Chief Financial Officer

Date: May 11, 2022